[Wilson Sonsini Goodrich & Rosati, P.C. letterhead]

December 20, 2018

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, DC 20549

Re:	Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2018
Form 8-K filed on August 9, 2018
Response dated October 4, 2018
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we have attached the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated November 20, 2018 relating to the Company’s filings listed above.
If you should have any questions regarding the Company’s response, please contact the undersigned at (512) 338-5439.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

CC:    Lynn Dicker, Securities and Exchange Commission
Tara Harkins, Securities and Exchange Commission
J. Eric Bjornholt, Microchip Technology Incorporated
David Sadler, Microchip Technology Incorporated

MICROCHIP TECHNOLOGY INCORPORATED
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS
AS SET FORTH IN THE STAFF’S LETTER DATED NOVEMBER 20, 2018

This memorandum sets forth the responses of Microchip Technology Incorporated (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated November 20, 2018 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2018, the Company’s Form 8-K filed on November 7, 2018 and the Company’s response letter dated October 4, 2018.
This memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.
Form 8-K filed on November 7, 2018
Exhibit 99.1, page 11
1. We note your response to prior comment 2. The use of the term “net sales” within the title of your non-GAAP measure implies that it is derived from GAAP, when in fact, it is not a GAAP measure. Please revise the title of your “non-GAAP net sales” measure to more appropriately reflect the fact that this measure represents the sales of your product by your distributors to end customers during the period.

Microchip Response:
In response to the Staff’s comment, in future filings, the Company will revise the title that was previously referred to as “non-GAAP net sales” to instead refer to “end-market demand.” As discussed with the Staff, the term “end-market demand” is considered to be a financial metric and not a non-GAAP financial measure. When referring to end market demand, the Company will include the following disclosure regarding the definition and calculation of such metric:

End-market demand is the net dollar amount of our products, licensing revenue and other services delivered to our direct (non-distributor) customers and by our distributors to their customers. We are able to calculate end-market demand by our distributors based on information that our distributors provide us about their product shipments to their customers and inventory holdings. The value of end-market demand from our distributors is calculated as the net transaction value of these shipments.

Our GAAP net sales are calculated based on when we have satisfied our performance obligation and transferred control of the inventory to our customers. We believe this information is useful in understanding the amount of net sales earned by us and the profit associated with those transactions. We are part of a large and complicated supply chain serving multiple markets and providing end customers with access to our products through direct channels as well as distribution channels. Since a significant portion of our sales are to distributors and not end customers, our GAAP net sales can be impacted by various factors that are not necessarily indicative of end-market demand, such as the buying patterns of our distributors, their efforts to manage working capital, product lead times of our products, the lead times of other suppliers and other factors. As an example, during the three months ended September 30, 2018, our end-market demand exceeded our GAAP net sales by $80.8 million, primarily due to distributors reducing the amount of inventory they carried. Therefore, we believe that end-market demand is a useful metric to investors as it provides information on the consumption trends of our products in the markets we serve. In the absence of disclosure of end-market demand, we believe that financial statement users may infer inaccurate conclusions with respect to the demand for our products. We believe disclosure of end-market demand is meaningful supplemental information of our performance but is not a substitute for our GAAP results.

2. Further, non-GAAP measures that reflect the impact of changes in distributor inventory levels substitute individually tailored revenue recognition and measurement methods for those of GAAP and do not comply with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise accordingly.

Microchip Response:
In response to the Staff’s comment, the Company will revise its future filings to exclude the impact of changes in distributor inventory levels in the calculation of its non-GAAP measures. As discussed with the Staff, on a one-time transition basis only, we will report our actual results for the quarter ending December 31, 2018 using the same presentation and titles for non-GAAP measures as we used in our November 7, 2018 press release so that investors can compare our actual results to our guidance. When reporting our actual results in future periods, we plan to continue to provide a calculation of our non-GAAP gross margin, non-GAAP operating expenses, non-GAAP other expense, net and non-GAAP tax provision (benefit) and a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure and will not make any adjustments to reflect the impact of changes in distributor inventory levels.

We expect to provide guidance prospectively for the end-market demand metric and will not be providing guidance for our GAAP results. We will not provide guidance on our GAAP results because we have more than 120 distributors that serve more than 120,000 end customers with short lead times and short cancelation periods on most orders and, therefore, the effort involved to forecast or estimate whether the amount of inventory in the distribution channel will increase or decrease over a given period would require unreasonable efforts and be subject to significant uncertainty. It is important to note that the Company operates and manages its business to create and fulfil end-market demand and does not have internal goals or measure itself based on GAAP net sales. The Company’s variable compensation programs for all employees, including its named executive offers, will continue to be based off of end-market demand and non-GAAP measures. In our future filings, we will include a statement that we are not able to provide GAAP guidance as doing so would require an unreasonable effort.

We believe it is useful for our investors to understand the relative gross margin trends associated with end-market demand and that this will provide additional useful information to investors and other financial statement users about the product mix of consumption. Thus, we plan to provide information about the mix of our end-market demand in future filings. As an example, for the quarter ended September 30, 2018, we would disclose that our non-GAAP gross margin excluding the impact of changes in distributor inventory levels would have been 61.3% and that the mix of products reflected in end-market demand had a weighted average gross margin that was 0.4% favorable compared to our non-GAAP gross margin.

Microchip Technology Incorporated

By: /s/ J. Eric Bjornholt

J. Eric Bjornholt,
Chief Financial Officer

December 20, 2018

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